EXHIBIT 12.2

DUKE REALTY LIMITED PARTNERSHIP

EARNINGS TO DEBT SERVICE CALCULATIONS

(in thousands except ratios)

Nine Months Ended
September 30, 2007

Net income from continuing operations, less preferred distributions	$53,680
Interest expense (excludes amortization of deferred financing fees)	116,776
Earnings before debt service	$170,456

Interest expense (excludes amortization of deferred financing fees)	$116,776
Recurring principal amortization	7,832
Total debt service	$124,608

Ratio of earnings to debt service	1.37